UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ENERTOPIA CORP.

(Nameof Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

2977Q1

 (CUSIP Number)

MATHEW T. CHADWICK

22308 Dewdney Trunk Road

Maple Ridge, BC, Canada  V2X 3J2

(604) 466-2838

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2013
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 2977Q1

1.	Names of Reporting Person: MATHEW T. CHADWICK

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)           [X]

(b)           [  ]

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 15,234,300 shares of common stock

8.	Shared Voting Power: N/A

9.	Sole Dispositive Power: 15,234,300 shares of common stock

10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,234,300 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 17.5%
(87,233,072 shares issued and outstanding as at April 14, 2014)

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 2977Q1

Names of Reporting Person: 0984329 BC Ltd.

1.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)           [X]

(b)           [  ]

2.	SEC Use Only:

3.	Source of Funds (See Instructions): OO

4.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

5.	Citizenship or Place of Organization: British Columbia, Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 15,234,300 shares of common stock

8.	Shared Voting Power: N/A

9.	Sole Dispositive Power: 15,234,300 shares of common stock

10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,234,300 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 17.5%
(87,233,072 shares issued and outstanding as at April 14, 2014)

The filing of this Schedule 13D shall not be construed as an admission that 0984329 BC Ltd. is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 2977Q1

ITEM 1.            SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is Shares of Common Stock, par value $0.001 per share (the “Shares”) of Enertopia Corp. (the “Issuer”).  The principal executive office of the Issuer is located at 950-1130 West Pender Street, Vancouver, BC, Canada  V6E 4A4.

ITEM 2.            IDENTITY AND BACKGROUND

This Statement is being filed jointly by: Mathew T. Chadwick and 0984329 BC Ltd. (together, the “Reporting Persons”).  Mr. Chadwick may be deemed to beneficially own the securities owned by 0984329 BC Ltd.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Mathew T. Chadwick:  Mr. Chadwick was appointed to the Issuer’s Board of Directors and as its Senior Vice President of Marijuana Operations on March 10, 2014.  Mr. Chadwick is also the sole officer and director of 0984329 BC Ltd.  The business address of Mr. Chadwick is 22308 Dewdney Trunk Road, Maple Ridge, BC, Canada  V2X 3J1.  Mr. Chadwick is also a realtor and member of the (GVREB) Greater Vancouver Real Estate Board.  Mr. Chadwick is a Canadian citizen.

0984329 BC Ltd.:  The business address of 0984329 BC Ltd. is at 22308 Dewdney Trunk Road, Maple Ridge, BC, Canada  V2X 3J1.  The principal business of 0984329 BC Ltd. is to hold investments in other companies.  0984329 BC Ltd. is a corporation organized under the laws of the Province of British Columbia, Canada.

During the past five years, none of the Reporting Persons have been:

(a)	convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or

(b)	a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As of the date of this Report, the Reporting Persons currently hold an aggregate of 15,234,300 shares of common stock of the Issuer.  See Item 5(c) below.

The Reporting Persons acquired an aggregate of 16,000,000 shares of common stock of the Issuer (the “Shares”) as follows:

(a)	On November 1, 2013, the Issuer entered into a Letter of Intent Agreement (the “LOI”) with World of Marihuana Productions Ltd. ("WOM," formerly known as 0786521 BC Ltd.). Under the terms of the LOI, the Issuer issued 10,000,000 of the Shares to 0984329 BC Ltd. The 10,000,000 Shares were issued at a deemed price of $0.04 per share. More information on the LOI and the issuance of the 10,000,000 Shares in consideration thereof may be found in the Issuer’s Current Report on Form 8-K filed with the SEC on November 1, 2013. The LOI was later superseded by the January 16, 2014 joint venture agreement (the "JV Agreement") discussed below.

(b)	On January 16, 2014, the Issuer entered into a JV Agreement with WOM. The Issuer agreed to issue 20,000,000 Shares to 0984329 BC Ltd., of which 10,000,000 were previously issued under the LOI. Upon execution of the JV Agreement, 5,000,000 Shares were issued to 0984329 BC Ltd., at the direction of WOM. The 5,000,000 Shares were issued at a deemed price of $0.20 per share. The Issuer was also required under the JV Agreeement to make a payment of $75,000 USD as part consideration for the acquisition by the Issuer of 30% interest in the Joint Venture (the "JV"). The November 1, 2013 issuance under the LOI contributes to the contemplated 51% interest in the JV. An additional 5,000,000 Shares are available as set out in Item 3(c). More information on the JV Agreement and the issuance of the 5,000,000 Shares in consideration thereof may be found in the Issuer’s Current Report on Form 8-K filed with the SEC on January 16, 2014.

CUSIP No. 2977Q1

(c)	On March 10, 2014, under the terms of the JV Agreement, the Issuer issued a further 1,000,000 Shares to 0984329 BC Ltd. as part consideration for the Issuer’s acquisition of an additional 1% of the contemplated 51% interest in the JV. The 1,000,000 Shares were issued at a deemed price of $0.68 per share. More information on the issuance of the 1,000,000 Shares may be found in the Issuer’s Current Report on Form 8-K filed with the SEC on March 11, 2014. Under the JV Agreement, the remaining 4,000,000 Shares are to be distributed on the following schedule: (1) 1,000,000 Shares on or before the first anniversary JV Agreement Execution date, (2) 1,00,000 Shares on of before the second anniversary of the JV Agreement Execution date, (3) 1,000,000 Shares on the third anniversary of the JV Agreement Execution Date, and (4) 1,000,000 Shares on the fourth year anniversary of the JV Agreement Execution.

ITEM 4.            PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares for investment purposes as described in Item 3 above.

The Issuer entered into a Joint Venture Agreement (the “JV Agreement”) on January 16, 2014 with World of Marihuana Projections Ltd. (“WOM”) to acquire 51% interest in the Joint Venture (the "JV"). WOM has acquired a licence issued by Health Canada (the "Licence") to allow for WOM to operate a business of legally producing, manufacturing, propagating, importing/exporting, testing, researching and developing, and selling marijuana (the “Business”) which shall be located at 33420 Cardinal Street, Mission, British Columbia (the "Premises"). The Letter Of Intent dated for reference the 1st day of November, 2013 (the "LOI") was superseded by the JV Agreement.

The Reporting Persons currently plans to proceed forward with the Company to obtain a marijuana production license from Health Canada.

As of the date hereof, except as otherwise disclosed above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

CUSIP No. 2977Q1

ITEM 5.            INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Persons beneficially own the following securities of the Issuer:

Name	Class of Securities	Number of Securities(1)	Percentage of Class
0984329 BC Ltd.	Common Stock	15,127,500 (direct)(2)	17.3%
Matthew T. Chadwick	Common Stock	15,127,500 (indirect)(2)	17.3%
Note:
(1)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Schedule 13D Statement. As of April 14, 2014, there were 87,233,072 shares of common stock issued and outstanding.
(2)	Mathew T. Chadwick is the sole director and officer of 0984329 BC Ltd.

(b)	Power to Vote and Dispose of the Issuer Shares:

Mathew T. Chadwick: In his capacity as sole director and officer of 0984329 BC Ltd., all of the 15,234,300 Shares are beneficially owned by Mr. Chadwick, who possesses the sole power to vote and dispose of those shares.

0984329 BC Ltd.: All of the 15,234,300 Shares are owned directly by 0984329 BC Ltd.

The filing of this Report shall not be construed as an admission that 0984329 BC Ltd. is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

(c)	Transactions Effected During the Past 60 Days:

The Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Statement, except for the transactions described in Item 3 above and the following open market sales of Shares. On May 22, 2014, May 23, 2014, May 27, 2014 and May 28, 2014, the Reporting Person sold an aggregate of 872,500 shares of the Company's common stock in open market as follows:

Date of Sale	Shares Sold	Price per Share
May 22, 2014	37,500	$0.17
May 22, 2014	6,200	$0.158
May 23, 2014	33,800	$0.158
May 23, 2014	182,500	$0.18
May 27, 2014	39,500	$0.1564(1)
May 27, 2014	80,000	$0.1656(1)
May 27, 2014	193,500	$0.1702(1)
May 27, 2014	12,000	$0.1794(1)
May 27, 2014	90,000	$0.172
May 28, 2014	45,000	$0.161(2)
May 28, 2014	15,000	$0.166(2)
May 28, 2014	30,700	$0.167
May 29, 2014	67,500	$0.18(3)
May 29, 2014	5,500	$0.174(3)
May 29, 2014	33,800	$0.17(3)

CUSIP No. 2977Q1

Notes:
(1)	Converted based on the Bank of Canada noon rate of $0.92 US for every $1.00 CDN as of May 27, 2014.
(2)	Converted based on the Bank of Canada noon rate of $0.92 US for every $1.00 CDN as of May 28, 2014.
(3)	Converted based on the Bank of Canada noon rate of $0.9228 US for every $1.00 CDN as of May 29, 2014.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.            CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.            MATERIAL TO BE FILED AS EXHIBITS.

1.	Letter of Intent Agreement dated November 1, 2013 between the Issuer and 0984329 BC Ltd., previously filed as an exhibit to the Issuer’s Form 8-K filed with the SEC on November 1, 2013.

2.	Joint Venture Agreement dated January 16, 2014 between the Issuer and World Of Marihuana Productions Ltd., previously filed as an exhibit to the Issuer’s Form 8-K filed January 16, 2014 and incorporated by reference herein.

3.	Joint Filing Agreement dated June 16, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2014	/s/ Mathew T. Chadwick
_____________________________ MATHEW T. CHADWICK

0984329 BC LTD.

Date: June 16, 2014	By: /s/ Mathew T. Chadwick
_____________________________ Mathew T. Chadwick, Director

CUSIP No. 2977Q1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Enertopia Corp. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.  In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 16th day of June, 2014.

Date: June 16, 2014	/s/ Mathew T. Chadwick
_____________________________ MATHEW T. CHADWICK

0984329 BC LTD.

Date: June 16, 2014	By: /s/ Mathew T. Chadwick
_____________________________ Mathew T. Chadwick, Director